UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/5


10035092

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Biscayne Boulevard, Suite 1800
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. E. Ten Pow — 305-533-4152 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS
AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Affirmation

I, George P. E. Ten Pow, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of BNP Paribas Investment Services, LLC as of December 31, 2009, are true and correct. I further affirm that neither BNP Paribas Investment Services, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer & FINOP

Title

Subscribed and sworn to before me on this 26 day of February, 2010.



Notary Public


EVELYNE BOYER
MY COMMISSION # DD 890845
EXPIRES. September 15, 2013
Bonded Thru Notary Public Underwriters

BNP Paribas Investment Services, LLC
(SEC I.D. No. 8-50745)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)

Tables of Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, FL

We have audited the accompanying statement of financial condition of BNP Paribas Investment Services, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (j) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 103,907
Cash segregated under federal regulations	277,216
Receivable from affiliated clearing broker	5,837,025
Prepaid expenses and other assets	92,100
Total assets	$ 6,310,248
Liabilities and members' equity	
Liabilities	
Payable to affiliate	$ 195,909
Accrued severence	323,749
Accrued expenses and other liabilities	291,029
Total liabilities	$ 810,687
Members' equity	
Membership certificates	7,767,819
Accumulated deficit	(2,268,258)
Total members' equity	$ 5,499,561
Total liabilities and members' equity	$ 6,310,248

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Operations
For the year ended December 31, 2009

Revenue:		
Administrative and other services	$	294,051
Commissions and brokerage fees		274,420
Riskless principal trading		139,194
Mutual funds related fees		77,237
Other		38,355
Total revenues	$	823,257
Expenses:		
Employee compensation and benefits	$	594,108
Management fees		411,150
Commissions, clearing and brokerage fees		368,325
Occupancy and equipment cost		249,166
Professional fees		152,987
Communication and data processing		101,930
License fees, regulatory fees and expenses		58,575
Other		110,510
Total expenses	$	2,046,751
Net loss before income tax benefit		(1,223,494)
Income tax benefit		17,952
Net loss	$	(1,205,542)

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
For the year ended December 31, 2009

	Membership Certificates	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2008	$ 11,885,022	$ (1,062,716)	$ 10,822,306
Members' capital contribution	882,797	-	882,797
Members' capital distribution	(5,000,000)	-	(5,000,000)
Net loss	-	(1,205,542)	(1,205,542)
Balance, December 31, 2009	$ 7,767,819	$ (2,268,258)	$ 5,499,561

The accompanying notes are an integral part of these financial statements

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net loss	$	(1,205,542)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		41,025
Decreases in operating assets:		
Cash segregated under federal regulations		122,784
Receivable from affiliated clearing broker		5,017,029
Prepaid expenses and other assets		807,215
Decreases in operating liabilities:		
Payable to affiliate		(1,287,533)
Accrued severance		(37,231)
Accrued expenses and other liabilities		(850,097)
Net cash provided by operating activities		2,607,650
CASH FLOWS USED BY INVESTING ACTIVITIES		
Payment for intangible assets acquired		(1,830,602)
CASH FLOWS USED BY FINANCING ACTIVITIES		
Members' capital distribution		(5,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,222,952)
CASH AND CASH EQUIVALENTS - December 31, 2008		4,326,859
CASH AND CASH EQUIVALENTS - December 31, 2009	$	103,907
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	100
Interest paid	$	58
Noncash financing activity - Members' capital contribution	$	882,797

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Association ("FINRA").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Securities Corp. (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a FINRA membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the Clearing Broker. The Company's principal office is in Miami, Florida and the Company also maintains a branch office in Washington, DC.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. These significant estimates include assumptions related to contingencies and litigation. The actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents highly liquid instruments with original maturities of three months or less from the date of purchase.

Commissions, Brokerage, and Trading

Commissions and brokerage fee revenues, related expenses (including clearing) and riskless principal trading revenue are recorded on a trade date basis.

Interest Income and Expenses

The Company earns interest on the balances of the proprietary account held with the Clearing Broker which is net of interest incurred on margin loans received from the Clearing Broker.

Mutual Fund Related Fees

The Company participates in the marketing and distribution of certain Mutual Fund units. The Company records the fees upon notification by the Clearing Broker.

Administrative and Other Services Revenue

The Company provides certain administrative services to its customers, including but not limited to, portfolio evaluation and safekeeping services. For such services, the Company receives a fee based on the net assets of the respective customer's account. These fees are received monthly in arrears. Fees earned but not received are included in Prepaid expenses and other assets on the Statement of Financial Condition.

Receivables and Payables from Affiliated Clearing Broker

The Company maintains deposits in accounts and, on occasion, receives margin loans from the Clearing Broker. Such receivables and payables with the Clearing Broker are reported on a net basis on the Company's Statement of Financial Condition. There are no such margin loans as of December 31, 2009.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of furniture, software, and computer equipment of generally three to five years. Depreciation expense for the year ended December 31, 2009, was $41,025. All fixed assets were fully depreciated as of December 31, 2009.

Income Taxes

The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. However, the Company's branch office located in Washington, DC is imposed a franchise tax on unincorporated businesses with gross income earned in the District of Columbia in excess of a certain amount. This franchise tax is considered an income tax as defined by ASC 740 - *Income Taxes* (Formerly Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*"), and is reported on the Statement of Operations.

In order to evaluate the uncertain tax positions of the Company, a determination is made whether it is more likely than not that a tax position will be sustained upon audit examination. If a tax position does not meet the more-likely-than-not threshold, its measurement will be evaluated using an expected value approach based on the various probabilities of settlement to determine the amount of additional tax liability to be recognized in the financial statements.

The Company's income tax benefit of $17,952 includes an income tax expense of $100 and an overpayment of its prior year's franchise tax of $18,052.

Recent Accounting Development

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB ASC 105-10 (formerly SFAS No. 168 *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162"*). FASB ASC 105-10 (formerly SFAS No.168) establishes the FASB Accounting Standards Codification ("Codification") to become the source of authoritative United States generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP. SFAS 168 and the Codification are effective for financial

statements issued for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 105-10 (formerly SFAS No. 168) did not have a material impact on the Company's financial statements. References to authoritative U.S. GAAP literature, however, in the Company's financial statements and notes thereto have been updated to reflect new Codification references.

In June 2006, the FASB issued FASB ASC 740-10-25 (formerly FASB Interpretation Number ("FIN") 48, "*Accounting for Uncertainty in Income Taxes.* FASB ASC 740-10-25 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB ASC 740-10 (formerly SFAS No. 109).

FASB ASC 740-10-25 (formerly FIN 48) prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FASB ASC 740-10-25 (formerly FIN 48) provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FASB ASC 740-10-25 (formerly FIN 48) was to become effective for non-public companies that meet certain specific criteria for financial statements issued for fiscal years beginning after December 15, 2006.

On February 1, 2008, the FASB issued FASB ASC 740-10-15 (formerly FASB Staff Postions ("FSP) FASB Staff Position ("FSP") No. 48-2, "*Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises*", which defers the effective date of FIN 48 for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2007, unless the non-public entity has issued a full set of annual financial statements prior to the issuance of this FSP. On December 30, 2008 the FASB issued FASB ASC 740-10-15 (formerly FSP No. 48-3), which defers the application of FASB FIN 740-10-15 (formerly FIN 48) to fiscal years beginning after December 15, 2008 for nonpublic companies that are (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) has not issued a full set of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements of FIN 48. The Company adopted the application of FASB ASC 740-10-25 (formerly FIN 48) effective January 1, 2009 and the adoption did not result in any change to the Company's liability for uncertain tax positions as of that date. As of December 31, 2009, there are no uncertain tax positions.

In May 2009, the FASB issued FASB ASC 855-10 (Formerly SFAS No. 165, "*Subsequent Events*") ("SFAS No. 165"). The objective is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. The adoption of SFAS No. 165 is reflected in Note 8 – Subsequent Events.

3. Related Parties

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

The Company clears all of its securities transactions on a fully disclosed basis through the Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2009, the Company incurred costs of $368,325 for these services. For transactions cleared through the Clearing Broker, the Company earned $490,851 in commissions and fees, riskless principal trading revenue and mutual funds related income for the year ended December 31, 2009. At December 31, 2009, the receivable from the Clearing Broker was $64,870 relating to these fees.

At December 31, 2009, the Company maintained deposits with the Clearing Broker of $5,772,155. The Company also maintained cash in an operating account with an affiliate of $103,907. The Company, on occasion, invests in certificates of deposit issued by affiliates. At December 31, 2009, the Company had no investments in these certificates of deposit. Interest earned from the affiliates for the year ended December 31, 2009 on the deposit accounts and certificate of deposits was $1,172.

The Company received margin loans of matching amounts from the Clearing Broker for its investment in the United States Dollar denominated certificates of deposit. At December 31, 2009, the Company had no margin loan outstanding. Interest paid to the Clearing Broker for these margin loans was $58 for the year ended December 31, 2009.

The Company is charged management fees for administrative duties performed by an affiliate. Management fees recorded in the Statement of Operations was $411,150 for the year ended December 31, 2009. At December 31, 2009, the amount payable to affiliate for management fees was $195,909.

4. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third-party investment advisors. At December 31, 2009, the defined benefit plan was underfunded by approximately $14,540,000.

Pension expense recognized during the year ended December 31, 2009, was $4,567. Employer matching contributions into the 401(k) plan were $30,136 for the year ended December 31, 2009.

5. Financial Instruments

Fair Value of Financial Instruments

At December 31, 2009, the company had no financial instruments.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Although the right of the Clearing Broker to charge the Company applies to all trades executed through the Clearing Broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. At December 31, 2009, the Company had recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its Clearing Broker seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company is involved in various transactions where, in the event the customers failed to perform their obligations under contractual terms, the Company may be exposed to risk. Substantially all of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearance agreement. The Clearing Broker reviews, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $5,303,554 which was $5,053,554 in excess of the required net capital.

Under the Company's amended Membership Agreement with FINRA, the Company is required to comply with the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934, as the Company accepts checks from customers which are held for longer than 24 hours. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2009, $277,216 of cash had been segregated in a special reserve account with a third-party. At December 31, 2009, of Company was required to maintain a balance in this account in the amount of $0.

7. Commitments and Contingencies

Risks and Uncertainties

The Company generates a significant portion of its revenues by introducing domestic and international customers to its Clearing Broker. The revenues generated are transaction based and subject to a variety of financial uncertainties.

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

8. Subsequent Events

The Company has determined at February 26, 2010, the date the financial statements were issued, there are no recognized or nonrecognized subsequent events requiring disclosure.

* * * * *

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2009

Net Capital		
Total members' equity		$ 5,499,561
Total capital		5,499,561
Deductions and/or charges		
Nonallowable assets		
Receivable from affiliate	(103,907)	
Prepaid expenses and other assets	(92,100)	
		(196,007)
Net capital		5,303,554
Computation of minimum net capital requirement		
Minimum net capital required (the greater of the $250,000 or 6 2/3% of aggregated indebtedness)		250,000
Excess net capital		$ 5,053,554
Aggregate Indebtedness		$ 810,687

Apart from the items below, there are no material differences between the computation of net capital as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II as of December 31, 2009, filed on January 27, 2010.

	Per December 31, 2009 FOCUS Report as filed on January 27, 2010		Adjustments	Per Amended December 31, 2009 FOCUS Report as filed on February 26, 2010	
Net Capital					
Total members' equity		$ 5,467,974			$ 5,499,561
Total capital		5,467,974	$ 31,587 (1) (2) (4) (5)		5,499,561
Deductions and/or charges					
Nonallowable assets					
Receivable from affiliate	(190,932)		87,025 (2)	(103,907)	
Prepaid expenses and other assets	(92,100)			(92,100)	
		(283,032)			(196,007)
		$ 5,184,942			$ 5,303,554
Net capital					
Computation of minimum net capital requirement					
Minimum net capital required (the greater of the $250,000 or 6 2/3% aggregated indebtedness)		250,000			250,000
Excess Net Capital		$ 4,934,942			$ 5,053,554
Aggregated Indebtedness		$ 929,299	(118,612) (1) (4) (5)		$ 810,687

(1)-Decrease of Accrued expenses and other liabilities; decrease in Employee compensation and benefits in the amount of $282.247

(2)-Decrease in Receivable from affiliated clearing broker; increase in Commissions, clearing and brokerage fees in the amount of $87,025

(3)-Increase in Membership certificates; decrease in Other income in the amount of $882,797

(4)-Increase in Accrued expenses and other liabilities; increase in Other expense in the amount of $80,797

(5)-Increase in Payable to affiliate; increase to Other expense in the amount of $82,836

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
December 31, 2009

Credit balances	
Total credits	$ -
Debit balances	
Total debits	-
Excess of total credits over total debits	$ -
Amount held on deposit in reserve bank account at December 31, 2009	$ 277,216
Required balance to be maintained (105% of excess total credit over total debit):	$ -

There are no material differences between the computation for determination of reserve requirements as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II as of December 31, 2009, filed on January 27, 2010 and as ammended on February 26, 2010.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010
BNP Paribas Investment Services, LLC
201 S. Biscayne Boulevard, Suite 1800
Miami, FL

In planning and performing our audit of the financial statements of BNP Paribas Investment Services, LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal

control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures.

- Material misstatements to the Financial Statements were not detected by the Company's Internal Control over Financial Reporting.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the matter noted above, which we consider to be a material inadequacy, as defined above, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form "SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by BNP Paribas Investment Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries and proof of payment to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single ("FOCUS") reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050745 FINRA DEC
BNP PARIBAS INVESTMENT SERVICES LLC 12*12
201 S BISCAYNE BLVD STE 1800
MIAMI FL 33131-4329

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

George P.E. Ten Pow (305) 533-4152

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,297

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (442)
July 28, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 855

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 855

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 855

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BNP Paribas Investment Services, LLC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO & FINOP
(Title)

Dated the 25 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 663,384

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 121,335

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):
See attached — 23,079

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 144,415

2d. SIPC Net Operating Revenues — $ 518,969

2e. General Assessment @ .0025 — $ 1,297

(to page 1 but not less than $150 minimum)